Exhibit 4.2

Agreement for Tax Exempt Transfer of Assets

Made and Entered into in Tel Aviv on the 5th of January, 2016, (hereinafter: the “Agreement”)

Between:	MAGNA - B.S.P. Ltd.
Company number: 513066639
Henri Malka Street, Dimona
(hereinafter: “MAGNA”)

On the One Part

And:	Four Eyes Autonomous Ltd.
Company number: 515287480
Henri Malka Street, Dimona
(hereinafter: “4Eyes”)

On the Second Part

Whereas:	MAGNA operates in the field of development and marketing of new products and innovative technologies based on passive 3D electro-optics radar, in three main fields of activities: One - Border security, protected facilities and industry (hereinafter: the “Security Field”); two - aviation security and prevention of air traffic accidents (hereinafter: the “Aviation Field”); and three - car safety through products installed in the car for prevention of road accidents (hereinafter: the “Car Safety Field”); and

Whereas:	4Eyes (a wholly owned subsidiary of MAGNA) was established for the purpose of concentrating the Car Safety Field under a separate legal entity; and

Whereas:	For this purpose, MAGNA is interested in reorganizing its organizational structure, and in transferring to 4Eyes only the Car Safety Field assets (hereinafter: the “Transferred Activities”), this without consideration and in accordance with the provisions of Part E2 of the Income Tax Ordinance: Structural Change and Merger (hereinafter: the “Reorganization”, all subject to the approval of the Tax Authority and as part of a preliminary step to merge with a public company (hereinafter: the “Merger”); and

Whereas:	4Eyes is interested in absorbing the Transferred Activities in accordance with the Reorganization principles; and

Whereas:	The Reorganization is, inter alia, subject to obtaining an approval from the Tax Authority; and

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Whereas:	MAGNA, through its competent corporate organs, adopted the requisite resolutions for the purpose of transferring the Transferred Activities to 4Eyes; and

Whereas:	4Eyes, through its competent corporate organs, adopted the requisite resolutions for the purpose of receiving the Transferred Activities from MAGNA; and

Whereas:	The Reorganization is intended for business and financial purposes as detailed herein above and below; and

Whereas:	The parties desire to enter into this Agreement;

Now, therefore, it is hereby Agreed, Stipulated and Declared by and between the Parties as follows:

1.	Preamble and Annexes

1.1	The preamble to this Agreement and the parties’ declarations contained herein form an integral part hereof.

1.2	The annexes attached to this Agreement constitute an integral part hereof and are binding as the other terms and conditions hereof.

2.	Definitions

In this Agreement the following terms shall have the respective meanings ascribed to them below:

2.1	“Companies Law” - the Companies Law, 5759-1999.

2.2	“Effective Date” - the date on which the Merger is approved by all the competent corporate organs of the merging companies or any other date determined and agreed to by the parties and subject to the Tax Authority’s approval.

2.3	“Transferred Assets” - all the Intellectual Property assets transferred from MAGNA to 4Eyes under this Agreement in accordance with the provisions of Annex 2.5 attached hereto.

2.4	“Income Tax Ordinance” - the Israeli Income Tax Ordinance [New Version] 5721-1961.

2.5	“Intellectual Property” - all of MAGNA’s intellectual property rights in the Car Safety Field and/or used by it in this field, whether such rights are registered on not, including, without derogating from the generality of the foregoing, rights and/or use licenses, designs, patents, trademarks, service marks, trade names, know-how and any other intellectual property rights, including as set forth in Annex 2.5 attached hereto.

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3.	Purposes of the Reorganization

3.1	The Reorganization is intended for business and financial purposes, including, among others, the following:

3.1.1	Efficiency improvements of MAGNA’s business activities by concentrating the activities in two separate companies each having a distinct nature and quality (the Security and Aviation Fields and the Car Safety Field) - MAGNA and 4Eyes, respectively.

3.1.2	Expanding MAGNA’s business and activities, including by the introduction of investors to the Car Safety Field through a separate company. Focusing the distinct activities of Security and Aviation in one company and Car Safety in a separate company is intended to allow maximum flexibility in this aspect - for each one of the companies individually.

3.1.3	MAGNA is interested in raising public capital in Israel, for the Car Safety Field, through the Merger (4Eyes and a listed company), for the continued advancement and development of the Car Safety Field. Gathering the Car Safety Field in the framework of 4Eyes, distinctly from MAGNA, is intended to unlock and “float" the value inherent in 4Eyes and facilitate such capital raising.

3.1.4	Development of the business and activities of each of MAGNA and 4Eyes, that following such Reorganization shall engage in its respective distinct fields and projects, of different risk levels - intending to facilitate the companies’ capital raising process of current and long term credit from banks and other lenders.

3.1.5	Expansion of the scope of activities in the Car Safety Field - MAGNA desires to expand its activities in the Car Safety Field, separately from the Security and Aviation Fields that are different in their nature and quality.

3.1.6	Addressing market risks - minimizing the exposure of the Security Field activities to the difficulties characterizing the activities in the Car Safety Field and vice versa.

3.1.7	The Reorganization may facilitate the ongoing management of the Group in anything relating to regulation and the drafting of legal documents and contracts.

4.	MAGNA’s Declarations:

MAGNA hereby declares and undertakes towards 4Eyes as follows:

4.1	It is the exclusive owner of all the Transferred Assets; No charges and/or attachments are imposed on MAGNA’s rights to the Transferred Assets and MAGNA is not aware of any third party claims whatsoever in connection with the Transferred Assets.

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4.2	It had received grants from the Chief Scientist in the Ministry of Economy for development of the Transferred Assets under Programs Nos. 45098 and 47453.

5.	Reorganization

5.1	Subject to the parties’ fulfillment of their obligations as set forth herein, and provided the Conditions Precedent set forth below are met, to the extent both parties do not waive any of such condition/s by written consent, MAGNA hereby sells, transfers and assigns to 4Eys and 4Eyes hereby accepts this transfer and acquires from MAGNA, with effect as of the Effective Date and in their state AS IS on the Effective Date, all the Transferred Assets for exclusive use in the Car Safety Field only. It is hereby clarified that from the Effective Date onwards, 4Eyes shall bear all debts applicable to the Transferred Assets, including with respect to royalties owing to the Chief Scientist for the products following the Effective Date.

5.2	Until all the Conditions Precedent are met, as set forth in section 6 below, other than any Condition Precedent that the fulfillment of which was waived by both parties by written consent, this Agreement shall not become effective and MAGNA shall continue to operate in its current format and retain the Transferred Activities.

6.	Conditions Precedent

6.1	This Agreement shall become effective from October 11, 2015 immediately prior to the signing of the Merger Agreement, subject to the fulfillment of the following Conditions Precedent:

6.1.1	Obtaining all present and future approvals and consents as shall be required under any law, including under the Companies Law and the Regulations promulgated thereunder and the Securities Law, 5728-1968 and Regulations promulgated thereunder.

6.1.2	Completion of the Merger of 4Eyes with a listed company.

6.1.3	Receipt of an affirmative tax ruling by the Director of the Tax Authority or someone appointed by him pursuant to the provisions of Part E2 of the Income Tax Ordinance, to the full satisfaction of the parties to the agreement, according to which the Reorganization shall be approved and the Merger shall be tax exempt in accordance with the provisions of Part E2 of the Income Tax Ordinance.

6.1.4	It is hereby clarified that the parties may, by written agreement, waive any of the Conditions Precedent, provided that the fulfillment of any such conditions is not required under any law.

6.1.5	Obtaining the approval of the Chief Scientist in the Ministry of Economy for the transfer of the Transferred Assets to 4Eyes.

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6.2	Each party shall act and be responsible for obtaining the relevant approvals listed above which refer to such party as well as for obtaining any other approvals and taking any further actions necessary under any law for the execution of the Reorganization, in cooperation with all the other parties.

6.3	In the event that by the date agreed upon by all the parties in writing, the Conditions Precedent are not met, or in the event that the Conditions Precedent which were not waived by the parties (if such may be waived) were not met, and/or in the event that any other requirement which any of the parties was required to fulfill under any law was not fulfilled, this Agreement shall be made null and void ab initio, without such cancellation being considered as a breach by any of the parties, or giving rise to any claim of any of the parties against the other party.

7.	Fulfillment of the Tax Exemption Conditions and Indemnification

7.1	The parties undertake to observe and to fully and punctually perform all the conditions underlying the tax exemption in accordance with the provisions of Part E2 of the Income Tax Ordinance and any other conditions to be determined by the Tax Authority in the affirmative tax ruling, including exemptions duly granted by the Tax Authority (hereinafter: the “Tax Exemption Conditions”).

7.2	Any party who by way of commission or omission would cause the breach of the Tax Exemption Conditions shall indemnify the other party for all damages and loss of benefits incurred by the injured party as a result of the breach of the Tax Exemption Conditions by breaching party.

8.	General Obligations

8.1	Prior to the Effective Date, MAGNA alone shall be entitled to, and obligated in connection with all income, expenses and liabilities for the Transferred Assets and the Transferred Activities. Following, the Effective Date, 4Eyes alone shall be entitled to, and obligated in connection with all income, expenses and liabilities for the Transferred Assets and the Transferred Activities in the Car Safety Field in accordance with the provisions of this Agreement, including for the payment of any debts to any authority and/or third parties whatsoever and for the performance of any acts and activities in connection with the Transferred Assets and the Transferred Activities. For the avoidance of doubt, it is hereby clarified that MAGNA alone shall be liable and bear any payments and/or cover any debts or liabilities in connection with assets and/or liabilities which were not expressly transferred to 4Eyes under the provisions of this Agreement.

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8.2	Without derogating from the generality of that stated in section 8.1 above, each party shall compensate the other party for any payment and/or debt and/or liability incurred by the other party which are the responsibility of the first party and carried out after the Effective Date in connection with the Transferred Assets and the Transferred Activities in accordance with the provisions of this Agreement.

8.3	Each party hereby declares and undertakes towards the other party that each of them shall compensate and indemnify the other party for any payment, loss or damage incurred by the other party (including legal fees and attorneys' fees) in connection with the breach of that party’s undertakings under the provisions of section 8.1 above.

8.4	MAGNA shall have the right of first refusal to purchase all or any part of the Intellectual Property, in case 4Eyes decides to discontinue its operations in the Car Safety Field or stops using and sells such Intellectual Property.

9.	Taxes and Expenses

The Reorganization shall be made subject to the tax exemption under the provisions of Part E2 of the Income Tax Ordinance. Each Party shall bear the expenses and costs impose on such party under the provisions of any law and/or which shall be expended by that party during the entering into and/or execution of this Agreement.

10.	Miscellaneous

10.1	All documents delivered in connection with the obtaining of the necessary approvals required for the completion of the Reorganization and the documents delivered upon the completion thereof shall constitute an integral part of this Agreement.

10.2	Nothing in this Agreement shall be interpreted as preventing MAGNA and/or as restricting it from acting in any other fields, other than the Car Safety Field, through use of the Intellectual Property and technology which MAGNA has developed.

10.3	This Agreement may be terminated prior to the completion of the Reorganization by mutual written consent of the parties.

10.4	This Agreement confers no rights whatsoever upon any third parties.

10.5	No delay in exercising and/or enforcing the rights of either party shall be considered as waiver of such rights and shall not prevent such party from exercising such rights whenever it may see fit.

10.6	This agreement revokes any prior agreement and/or memorandum done by the parties, if any. The parties’ rights and obligations in anything relating to the subject matter hereof shall be exclusively determined by the terms and conditions of this Agreement.

10.7	Any notice sent by any of the parties to the other party by registered mail in accordance with their addresses set forth in the preamble hereof shall be considered as reaching its destination within 72 hours after the deposit of the registered letter at a post office for dispatch by registered mail, and if delivered by hand – at the time of its delivery.

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In Witness Whereof the Parties have set their Hands:

	MAGNA - B.S.P. Ltd.		Four Eyes Autonomous Ltd.

By:	/s/ Haim Siboni	By:	/s/ Haim Siboni
Name:	Haim Siboni	Name:	Haim Siboni
Title:	CEO	Title:	CEO

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Annex 2.5

Intellectual Property

4eyes
Software Elements related to the Car Safety Field through Devices installed in the Car of the following software programs:	Software Elements related to the Car Safety Field through Devices installed in the Car of the following Algorithms:

●	Software module for damping vibrations and shocks.	●	Algorithm for motion detection through imaging.
●	Software module for image input and processing and noise cleaning including motion tracking in motion.	●	Automatic focusing algorithm of CCD cameras.
●	Software for detection and classification of objects surrounding the vehicle: Cars, bicycles, motorcycles, pedestrians, animals, objects, etc.	●	Image stabilization algorithm (for vibrations and shocks).
●	Software for calculation of distances and speeds between the car in motion and other surrounding objects (cars, bicycles, motorcycles, people, objects, etc.).	● ●	Algorithm for motion detection through imaging. Algorithm for distances calculation in motion.
●	Software module for 3D mapping of objects in space.	●	Algorithm for speeds calculation in motion.
●	Software module for motion tracking in motion.	●	Algorithm for noise reduction.

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